SECUR 11023370 SION

SEC
Mail Processing
Section

OCT 31 2011

Washington, DC
105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 46293

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/10 (MM/DD/YY) AND ENDING 08/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HARVESTONS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8301 E. PRENTICE AVE., SUITE 305
(No. and Street)

GREENWOOD VILLAGE, (City) COLORADO (State) 80111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT MORGAN BASSEY (303) 832-8887
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DONNA L. JOHNSON, CPA, PC
(Name – *if individual, state last, first, middle name*)

5495 W. 112TH PLACE (Address) WESTMINSTER (City) COLORADO (State) 80020 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

10/31
Ch. A

OATH OR AFFIRMATION

I, MORGAN BASSEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HARVESTONS SECURITIES, INC., as of AUGUST 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT/CEO

Title

SUPANG BASSEY
NOTARY PUBLIC
STATE OF COLORADO

Notary Public
My Commission expires 10/23/15

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARVESTONS SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2011

TABLE OF CONTENTS

donna johnson
CPA, PC
ACCOUNTING SOLUTIONS

DONNA L. JOHNSON, CPA, PC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholder and Directors
Harvestons Securities, Inc.

I have audited the accompanying statement of financial condition of **Harvestons Securities, Inc.**, as of August 31, 2011, and the related statement of operations, statement of changes in stockholder's equity and statement of cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Harvestons Securities, Inc.** as of August 31, 2011, and the results of its operations, changes in stockholder's equity, and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Donna L. Johnson, CPA, PC

Donna L. Johnson, CPA, PC
Denver, Colorado
October 26, 2011

5495 W. 112th Place • Westminster, CO 80020
Phone: 303.325.6643 Fax: 303.464.1924

HARVESTONS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
As of August 31, 2011

ASSETS

Cash	$ 7,563
Advances to Stockholder	98,017
Securities Owned, at Market	64,401
Deposits with Clearing Organization	100,000
Due From Clearing Organization	18,095
Other Deposits	185
Property and Equipment, net	9,466
TOTAL ASSETS	$ 297,727

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts Payable	$ 1,880
Accounts Payable, Related Party	21,352
Accrued Payroll	4,031
TOTAL LIABILITIES	27,263
STOCKHOLDER'S EQUITY:	
Common Stock, $1 par value, 100,000 shares authorized, 5,000 shares issued and outstanding	5,000
Additional Paid-in Capital	408,309
Accumulated (Deficit)	(127,083)
Net (Loss)	(15,762)
TOTAL STOCKHOLDER'S EQUITY	270,464
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 297,727

The accompanying notes are an integral part of these financial statements.

HARVESTONS SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended August 31, 2011

REVENUES:		
Commissions	$	224,467
Trading Revenue		(13,678)
Underwriting Income		177,808
Other Income		776
TOTAL REVENUE		389,373
EXPENSES:		
Commissions		86,082
Salaries & Other Related Costs		54,500
Travel & Business Expenses		56,776
Clearing Expenses		29,912
Legal & Accounting		36,488
Occupancy Costs		34,281
Insurance		27,520
Communications & Data Proccessing		35,390
Licenses & Taxes		11,333
Contributions		6,500
Depreciation Expense		5,917
Administrative Expenses		2,175
Dues & Subscriptions		3,739
Interest Expense		3,245
TOTAL EXPENSES		393,858
INCOME (LOSS) BEFORE INCOME TAXES		(4,485)
PROVISION FOR INCOME TAXES		11,277
NET LOSS	$	(15,762)

The accompanying notes are an integral part of these financial statements.

HARVESTONS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended August 31, 2011

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, September 1, 2010	5,000	$ 5,000	$ 408,309	$ (127,083)	$ 286,226
Net loss for the year	-	-	-	(15,762)	(15,762)
Balance, August 31, 2011	5,000	$ 5,000	$ 408,309	$ (142,845)	$ 270,464

The accompanying notes are an integral part of these financial statements.

HARVESTONS SECURITIES, INC.
STATEMENT OF CASH FLOWS
for the Year Ended August 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(15,762)
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities:		
Depreciation		5,917
Increase/Decrease in Assets/Liabilities:		
Increase in Advances		(44,511)
Decrease in Due from Clearing Broker		71,044
Increase in Securities Owned		(22,722)
Decrease in Other Deposits		-
Decrease in Accounts Payable		(3,249)
Increase in Accounts Payable, Related Party		21,352
Decrease in Payroll Tax Liabilities		(5,622)
NET CASH PROVIDED BY OPERATING ACTIVITIES		6,447
CASH FLOWS FROM INVESTING ACTIVITIES:		
Increase in property and equipment		-
NET CASH USED IN INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Return of Capital		-
NET CASH USED IN FINANCING ACTIVITIES		-
NET DECREASE IN CASH		6,447
CASH AT BEGINNING OF YEAR		1,116
CASH AT END OF YEAR	$	7,563
SUPPLEMENTAL CASH FLOW INFORMATION:		
Cash paid for income taxes	$	11,277
Cash paid for interest	$	3,245

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Principles

Organization:
Harvestons Securities, Inc. (Harvestons or the Company) was incorporated in the State of Colorado on January 15, 1993, for the purpose of conducting business as a registered fully-disclosed broker/dealer in securities.

Harvestons has claimed an exemption from Rule 15c3-3 of the Securities and Exchange Commission. The Company does not hold cash or securities for the account of customers.

The Company clears certain of its proprietary and customer transactions through a clearing organization on a fully disclosed basis. The amounts receivable from and/or payable to the clearing organization relates to these transactions. In addition, the Company maintains a deposit of $100,000 with the clearing organization at August 31, 2011.

Depreciation and Amortization:
Depreciation is provided on a straight-line basis using estimated useful lives of three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Marketable Securities:
Marketable securities are valued at quoted market values. The resulting difference between cost and market is treated as unrealized gain or loss at the year end. Net unrealized gains/losses for the year ended August 31, 2011 are included in trading revenue in the accompanying financial statements.

Income Taxes:
Income taxes are provided at the statutory rate, and are based on earnings reported in the financial statements. Deferred income taxes are provided using a liability approach based upon enacted tax laws and rates applicable to the periods in which the taxes become payable.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Statement of Cash Flows:
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. FASB ASC 940-320-45-7 states that broker-dealers should report trading securities activities in the operating section of the statement of cash flows.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned
Proprietary securities transactions in trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Transactions for customers with related commission income and expenses are reported on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures.

Investment Banking
Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Commissions Expense
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Concentrations of Credit Risk
The Company engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

2. Net Capital Requirements

Harvestons is subject to the Securities and Exchange Commission Uniform Net Capital Rule for fully disclosed broker/dealers (Rule 15c3-1) which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At August 31, 2011, Harvestons had net capital of $152,012, of which $52,012 was in excess of its required net capital of $100,000. Harvestons had aggregate indebtedness in the amount of $27,263. Therefore, its net capital ratio was .17.9% at August 31, 2011.

3. Property and Equipment

Property and equipment consists of the following at August 31, 2011:

Furniture and Fixtures	$ 35,333
Computers and Equipment	160,183
Leasehold Improvements	15,194
	210,710
Less: Accumulated Depreciation and Amortization	(201,244)
	$ 9,466

4. Income Taxes

The provision for income taxes for the year ended August 31, 2011, is $11,277, which is comprised of income taxes paid for the year ended August 31, 2010 on taxable income in excess of its accumulated net operating losses for tax purposes and estimated income taxes for the current fiscal year. As of August 31, 2011, the Company has no significant deferred tax assets or liabilities.

5. Related Party Transactions and Commitments

The Company leases its corporate office space from a company owned in part by the shareholder of Harvestons Securities. Harvestons paid rent of $31,828 to this related company during the year ended August 31, 2011. The future minimum lease payments for office space under the lease at August 31, 2011 aggregate $73,200 as follows:

	Lease Payments
2012	$ 31,000
2013	31,600
2014	10,600
	$ 73,200

6. Contingencies

The Company has been named as a defendant in a case incidental to its securities business. Management of the Company, after consultation with outside legal counsel, believes that the resolution of this case will not result in any material adverse effect on the Company's financial position.

7. Subsequent Events

The Company has evaluated events and transactions that occurred subsequent to August 31, 2011, for possible disclosure or recognition in the financial statements. The Company has determined that there were no such events or transactions that warrant disclosure or recognition in the financial statements through the date the financial statements were available to be issued, October 27, 2011.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

HARVESTONS SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
For the Year Ended August 31, 2011

NET CAPITAL:	
Total Stockholder's Equity	$ 270,464
Add: Liabilities not Subordinated to claims of General Creditors allowable in Computation of Net Capital	-
Total Capital and Allowable	270,464
Subordinated Liabilities Adjustments and Charges:	
Non-Allowable Assets:	
Prepaid Expenses	-
Office Equipment, net of accumulated depreciation	9,466
Advances	98,017
Other receivables and prepaid expenses	185
	107,668
Net Capital before haircuts on securities positions	162,796
Haircuts on securities positions:	
Debt Securities	700
Other Securities Owned - Net	8,159
Undue Concentration	1,925
	10,784
NET CAPITAL	**$ 152,012**
AGGREGATE INDEBTEDNESS:	
Accounts Payable	$ 23,232
Accrued Payroll	4,031
TOTAL AGGREGATE INDEBTEDNESS	$ 27,263
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum Net Capital required	$ 100,000
Excess Net Capital	$ 52,012
Ratio: Aggregate Indebtedness to Net Capital	17.93%

HARVESTONS SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
For the Year Ended August 31, 2011
(continued)

RECONCILIATION WITH COMPANY'S COMPUTATION :
(Included in Part II of Form X-17A-5 as of August 31, 2011)

Net Capital, as reported in Harvestons' Part IIA (unaudited) FOCUS report	$ 152,012
Add Net Audit Adjustments	-
Net Capital	$ 152,012

HARVESTONS SECURITIES, INC.
SCHEDULES II, III AND IV
For the Year Ended August 31, 2011

The information required by Schedules II, III and IV has not been provided as an exemption from Rule 15c3-3 is claimed. The Company does not hold cash or securities for the account of customers. All transactions are cleared through separate broker-dealers, on a fully disclosed basis. Consequently, the Company qualifies for exemption from the provision of SEC rule 15c3-3(k)(2)(I) and Schedules II, III and IV of FOCUS Form X-17a-5, Part III are not required.

CPA, PC
donna johnson
ACCOUNTING SOLUTIONS

DONNA L. JOHNSON, CPA, PC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL

Board of Directors
Harvestons Securities, Inc.:

In planning and performing my audit of the financial statements of Harvestons Securities, Inc. (the Company), as of and for the year ended August 31, 2011 in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

5495 W. 112th Place • Westminster, CO 80020
Phone: 303.325.6643 Fax: 303.464.1924

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at August 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Donna L. Johnson, CPA, PC

Donna L. Johnson, CPA, PC
Denver, Colorado
October 26, 2011

CPA, PC
donna johnson
ACCOUNTING SOLUTIONS

DONNA L. JOHNSON, CPA, PC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
Harvestons Securities, Inc.
8301 E. Prentice Ave., Suite 305
Greenwood Village, CO 80111

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the fiscal year ended August 31, 2011, which were agreed to by Harvestons Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Harvestons Securities, Inc.'s compliance with the applicable instructions of the Assessment Reconciliation (Form SIPC-7). Harvestons Securities, Inc.'s management is responsible for Harvestons Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger and bank statement noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended August 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended August 31, 2011, noting no differences;

3. There were no adjustments reported in Form SIPC-7 for comparison with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including internally prepared balance reconciliations and the general ledger supporting the adjustments noting no differences; and

5. There was no overpayment applied to the current assessment with the Form SIPC-7.

5495 W. 112th Place • Westminster, CO 80020
Phone: 303.325.6643 Fax: 303.464.1924

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Donna L. Johnson CPA, PC

Donna L. Johnson, CPA, PC
Denver, Colorado
October 26, 2011

HARVESTONS SECURITIES, INC.
GENERAL ASSESSMENT RECONCILIATION (SIPC-7)
For the Year Ended August 31, 2011

2 A.	General Assessment (item 2e from page 2)	$	973
B.	Less payment made with SIPC 6 filed March 28, 2011 Date Paid		(429)
F .	Total assessment balance and interest due	$	544

HARVESTONS SECURITIES, INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES" AND
GENERAL ASSESSMENT
For the Fiscal Year Beginning September 1, 2010 and Ending August 31, 2011

Item No.		
2a.	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 389,373
2b.	Additions	-
2c.	Deductions:	-
2d.	SIPC Net Operating Revenues	$ 389,373
2e.	General Assessment @ .0025	$ 973

HARVESTONS SECURITIES, INC.

FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED

AUGUST 31, 2011